SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: AQR Delphi Long-Short Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Greenwich Plaza

Suite 130

Greenwich, Connecticut 06830

Telephone Number (including area code): (203) 742-3600

Name and address of agent for service of process:

H.J. Willcox

Principal & Chief Legal Officer

AQR Capital Management, LLC

One Greenwich Plaza

Suite 130

Greenwich, Connecticut 06830

With copies of Notices and Communications to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Bissie K. Bonner, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Greenwich and State of Connecticut on the 27th day of March 2026.

AQR DELPHI LONG-SHORT FUND

By:	/s/ John Howard
Name:	John Howard
Title:	Trustee and Chief Executive Officer

Attest:	/s/ Nicole DonVito
Name:	Nicole DonVito
Title:	Chief Legal Officer and Secretary